MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197

T 901-901-419-3829 F 901-901-214-1248 maura.abelnsmith@ipaper.com

June 23, 2008

VIA Facsimile and EDGAR Correspondence

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-03157
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
File No. 001-03157

Dear Mr. Reynolds:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter, dated June 9, 2008 (the “Comment Letter”) relating to the above-captioned Proxy Statement and Annual Report.

To facilitate your review, I have reproduced the text of the Staff’s question in bold below, and I provide our response immediately following.

Question and Company Response:

Question 1. We note your disclosure in the table under the heading “MIP Performance Metrics & Objectives,” specifically “Achieve measured improvement based on internal metric.” You have not provided quantitative disclosure of the terms of the necessary target(s) that your named executive officers had to achieve to earn their annual bonuses in 2007. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be

Mr. John Reynolds

June 23, 2008

based upon the 2008 proxy statement. To the extent it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

As described in our Proxy Statement, the total award pool for our 2007 Management Incentive Plan (MIP) was based 50% on relative return on investment (ROI) against our ROI peer group, 30% on actual ROI improvement, and 20% on achieving targeted improvements in two non-financial metrics: employee engagement and workforce diversity.

Specifically with regard to employee engagement, the Company utilizes the Q 12® survey developed by Gallup Consulting®. The Q 12® measures employee engagement based on 12 specific questions. According to Gallup Consulting®, these 12 questions link directly to relevant business outcomes.

Employees respond to the Q 12® questions utilizing a five-point scale (with 1 being the lowest and 5 being the highest). International Paper measures improvement in employee engagement based on the overall result. For purposes of determining our 2007 MIP award pool, our targeted employee engagement improvement was 0.10%.

Improved workforce diversity was the second non-financial metric used for purposes of determining our 2007 MIP award pool. This performance metric is based on achieving year-over-year increased representation of females and minorities in various position levels in our United States employee population, as defined under the “Race and Ethnic Identification” guidelines of the Equal Employment Opportunity Commission. See Standard Form 100, Rev. 3-97, Employer Information Report EEO-1, 100-118 Instruction Booklet.

The Company does not provide to the general employee population either the specific data regarding female and minority representation by position level, or the specific targets for this non-financial performance metric used to determine the 2007 MIP award pool. This information is shared internally only with senior management due to its sensitive nature.

As described in our Proxy Statement, our 2008 MIP award pool will not utilize the non-financial metrics described above. The 2008 MIP award pool will be based entirely on absolute and relative ROI results.

*        *        *

Mr. John Reynolds

June 23, 2008

In addition to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Sincerely,

Maura A. Smith
Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci

Jerry N. Carter

William G. Walter